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                                  Exhibit 11.1

                 Statement of Computation of Earnings Per Share
                  for the nine months ended September 30, 1997


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
                                                                         Earnings Per Share
                                                                   Primary             Fully Diluted
                                                                ------------           -------------
1. Proceeds upon exercise of options                            $ 24,021,250           $24,021,250
2. Market price of shares
        Closing: 9/30/97                                        $         --           $     19.13
        Average: 7/01/97-9/30/97                                $      17.31           $        --
3. Treasury shares that could be repurchased (Options)             1,387,709             1,255,685
4. Option shares outstanding                                       1,667,500             1,667,500
5. Common stock equivalent shares (Excess                            279,791               411,815
    shares under option over Treasury
    shares that could be repurchased)
6. Weighted average number of shares outstanding                  33,494,282            46,404,387
7. Net income for the period                                    $ 21,666,000           $21,666,000
8. Less: Dividends applicable to
    the preferred stock                                         $ (9,285,000)          $        --
    Plus: Interest expense on convertible note                  $         --           $   592,314
9. Net income applicable to common shares                       $ 12,381,000           $22,258,314
10.Income per share                                             $       0.37           $      0.48
11.Reported income per share                                    $       0.37                   N/A
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